UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-63872, 333-120374 and 333-150549

TRS 401(k) RETIREMENT PLAN
(Exact name of registrant as specified in its charter)

6700 Las Colinas Boulevard
Irving, Texas 75039
(469) 398-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the TRS 401(k) Retirement Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 165

Pursuant to the requirements of the Securities Exchange Act of 1934, the TRS 401(k) Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2021		TRS 401(k) Retirement Plan

	By:	/s/ Jim Hanna
Jim Hanna
Vice President, Global HR Operations and Chair of the U.S. Benefits Committee